[redacted]

12011639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

FEB 28 2012
Washington, DC
123

SEC FILE NUMBER
8- 48385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEIGH BALDWIN & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 ALBANY STREET
(No. and Street)

CAZENOVIA (City) NEW YORK (State) 13035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEIGH BALDWIN (315) 655-2964
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TESTONE, MARSHALL & DISCENZA, LLP
(Name – *if individual, state last, first, middle name*)

432 NORTH FRANKLIN STREET, SYRACUSE, NEW YORK 13204
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 4/03

OATH OR AFFIRMATION

I, LEIGH D. BALDWIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEIGH BALDWIN & CO., LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HARRY R. TRUDEAU
Notary Public, State of New York
No. 01TR5081391
Qualified in Madison County
Commission Expires 06/2015

Harry B. Trudeau
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL REPORT

LEIGH BALDWIN & CO., LLC

DECEMBER 31, 2011

TESTONE, MARSHALL & DISCENZA, LLP

FINANCIAL REPORT

LEIGH BALDWIN & CO., LLC

DECEMBER 31, 2011

LEIGH BALDWIN & CO., LLC

TABLE OF CONTENTS

TESTONE
MARSHALL
DISCENZA
CPAS

HELPING OUR CLIENTS' VISIONS ADD UP

INDEPENDENT AUDITOR'S REPORT

Board of Directors of
Leigh Baldwin & Co., LLC
Cazenovia, New York

We have audited the accompanying statement of financial condition of Leigh Baldwin & Co., LLC as of December 31, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Leigh Baldwin & Co., LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Testone, Marshall + Discenza

February 22, 2012
Syracuse, New York

LEIGH BALDWIN & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 152,300
Deposits with clearing organizations	150,350
Receivable from broker-dealers and clearing organizations	418,137
Securities owned:	
Marketable, at market value	194,505
Property, net of accumulated depreciation of $48,887	442
Other current assets	38,975
Intangible assets, net of accumulated amortization of $21,583	6,417
TOTAL ASSETS	$ 961,126

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:	
Accounts payable, accrued expenses and other liabilities	$ 450,063
Total liabilities	450,063
MEMBERS' EQUITY	511,063
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 961,126

The accompaying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Leigh Baldwin & Co., LLC (the "Company") is a fully disclosed introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Liability Company formed on January 30, 1995. The business is located in Cazenovia, New York. The Company is registered with the states of New York, Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Montana, New Hampshire, New Jersey, New Mexico, Nevada, North Carolina, North Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Vermont, Virginia, Washington, West Virginia, and Wisconsin.

Income Taxes

Leigh Baldwin & Co, LLC is a limited liability company that is treated as a partnership for federal and state income tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the members individually. Therefore, no provision for federal income tax has been made by the Company. However, the Company does record various state filing fees.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2008.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with original maturities of three months or less to be cash equivalents.

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a trade date basis.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Receivable from Broker-Dealers and Clearing Organizations

The Company considers accounts receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to income when that determination is made by managements. Unpaid balances remaining after the stated payment terms are consider past due. Recoveries of previously charged off accounts are recorded when received.

Intangible Assets

In December 2007, the Company entered into a five-year agreement for the administration of the Leigh Baldwin Total Return Fund (the "Fund"). The Fund administration servicing agreement requires a monthly fee of 35 basis points of the total assets of the Fund ($5,000 monthly minimum fee), plus out-of-pocket costs incurred on behalf of the Fund, and one-half of out-of-pocket expenses that are attributable to both the service provider and the Fund. The Company is also the Fund's investment advisor.

The Company incurred organizational expenses of $35,000 for the Fund. This cost is being amortized over the five-year term of the agreement. Amortization expense was $7,000 in 2011.

Use of Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Evaluation of Subsequent Events

The Company evaluated subsequent events through February 22, 2012, the date these financial statements were available to be issued. There were no material subsequent events that required additional disclosure in these financial statements.

(Continued)

2. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each of the counterparties.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits. At December 31, 2011 balances did not exceed insured limits.

3. DEPOSITS WITH CLEARING ORGANIZATIONS

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. Deposits are required by the Company's clearing brokers to secure amounts receivable from the Company. The accounts bear interest at current market rates.

4. PROPERTY

Property is recorded at cost and depreciated over its estimated useful life, using the straight line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is included in current income. Repairs and maintenance charges which do not increase the useful lives of the assets are charged against income as incurred. Depreciation expense was $1,465 for the year ended December 31, 2011.

	2011
Furniture and Equipment	$ 49,329
Accumulated Depreciation	(48,887)
Total	$ 442

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, members' capital could, under certain circumstances, be restricted as to withdrawals. At December 31, 2011, the Company had net capital of $427,935 which was $327,935 in excess of its required net capital of $100,000 for 2011. The Company's net capital ratio was 1.05 to 1 at December 31, 2011.

(Continued)

6. OPERATING LEASES AND OTHER COMMITMENTS

The Company has two leases for office space with a related party. One lease is a verbal agreement, on a month to month basis, with terms of $2,000 per month plus 30% of heat and electricity charges. The second lease is a two-year lease, which was renewed in August 2011 and provides for a monthly rent of $1,800 through July 2013. Rent expense including utilities paid to a related party was $45,600 for the year ended December 31, 2011.

The Company entered into a lease for office space in March 2007. The term of the lease is $2,114 per month plus electric charges for five years.

Future minimum lease payments under the operating leases are as follows:

YEAR ENDING DECEMBER 31,	AMOUNT
2012	$32,170
2013	12,600
Total	$44,770

Total net rent expense (including payments to a related party) for the year ended December 31, 2011 was $49,021, which includes reimbursement of rent expense by independent representatives in the amount of $31,700.

The Company has two software licenses. The first license was entered into in April 2010 for a period of two years. The monthly base fee is $1,500 plus an additional $10 per active rep user. The monthly fee is based on the active rep user count at the end of the prior month. The second license was entered into in Sept 2010 (effective January 2011). The estimated monthly fees are $1,800 for the two year term. The monthly fees are based upon the number of users. The company is reimbursed by the Reps for the related rep user fees.

Future minimum licenses under the agreements for 2012 amount to $27,600.

(Continued)

7. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. The category includes equities.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly. The category includes municipal bonds.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011.

	Fair Value Measurements as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Securities owned -				
Municipal Bonds	$ -	$ 38	$ -	$ 38
Equities	194,467	-	-	194,467
Total Assets Measured at Fair Value on a Recurring Basis	$ 194,467	$ 38	$ -	$ 194,505

(Concluded)

TESTONE, MARSHALL & DISCENZA, LLP

The Foundry
432 North Franklin Street - Suite 60
Syracuse, New York 13204
Tel 315.476.4004
www.tmdcpas.com